UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 9, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sohu.com Inc.

File No. 000-30961 - CF#32133

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Sohu.com Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2015.

Based on representations by Sohu.com Inc. that this information qualifies as information contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.78	through March 2, 2025
Exhibit 10.79	through March 2, 2025
Exhibit 10.80	through March 2, 2025
Exhibit 10.82	through March 2, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary